FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated February 24, 2006, regarding a call to the Special Class B Shareholders’ Meeting and the Mandatory Annual Shareholder’s Meeting of Telefónica del Perú S.A.A. which will take place on March 28, 2006.

Item 1

Lima, February 24, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Important Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution No. N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby informs you about the call for the Special Class B Shareholders’ Meeting and the Mandatory Annual Shareholder’s Meeting which will take place on March 28, 2006, at 9:00 and 10:15 hours, respectively at Av. Arequipa 1155, Santa Beatriz, Lima. If the mandatory quorum is not reached on such date, the Mandatory Annual Shareholder’s Meeting and the Special Class B Shareholder’s Meeting of Class B will take place on March 28, 2006 or on April 1st 2006, in second and third citation, respectively, to the same time and place indicated previously. Such meeting will be referred to the following matters:

SHAREHOLDERS’ MEETING

-	Approval of the corporate management and economic results of financial year 2005.

-	Application of profits for 2005.

-	Authorization to the board of directors to designate the external auditors for 2006.

-	Determination of the number of directors of the Company.

-	Annual compensation of the directors.

-	Approval of a capital stock reduction programme and delegation of faculties for its execution and the modification of the first paragraph of Article 5 of the Company’s Bylaw.

-	Amortization of shares in treasury issued by the company, corresponding reduction of the capital stock and modification of the first paragraph of the Article 5 of the Company’s Bylaw.

Item 1

SPECIAL CLASS B SHAREHOLDERS’ MEETING

-	Designation of directors on behalf of Class B shareholders.

In compliance with the Regulations on Important Events, Reserved Information and Other Communications, please find enclosed herewith1 the files containing the following information, which is available for the shareholders at the Board of Directors Secretariat:

•	Notice of the meeting to be published in the next few days in “El Peruano” and in another newspaper of mayor circulation in Lima.

•	Motions.

•	Annual Report of the Company corresponding to 2005 as well as the audited and consolidated financial statements of 2005.

It is important to remark that the individual audited financial statements of the Company as of December 31, 2005 were registered as key events on February 15.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

[1]	Attachments not included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: March 21, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.